EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL ANNOUNCES APPOINTMENT OF SAAR KOURSH AS CEO

YAHUD, Israel – Feb. 11th, 2015 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that Mr. Saar Koursh has been appointed as CEO; Mr. Koursh will replace  Mr. Eitan Livneh, that has been leading Magal since 2009. Mr. Koursh is expected to replace Mr. Livneh within the next two months, following a transition period.

Mr. Koursh joins Magal following a successful career of more than twelve years in Elbit Systems Ltd., a leading international defense electronics company. During the last two years Mr. Koursh has been the Vice President responsible for the Brazil Business Unit, as well as a member of the Aerospace Division’s Executive Management and a member of the Board of Directors of AEL Sistemas, Elbit’s subsidiary in Brazil. Prior to that, Mr. Koursh served as the VP for Programs & Business Development in AEL Sistemas and several other positions in Elbit as director and program manager, and finance and commercial manager.

Mr. Koursh holds MBA in Financial Management from Pace University, Lubin School of Business, New York and a B.Sc. in AGR. Economic & Management from the Hebrew University in Jerusalem.

Magal’s Chairman of the Board, Mr. Gillon Beck, commented: "We look forward to having Saar join us and lead Magal to the next stage. Saar brings many years of experience in business development, program and financial management in one of the best Israeli companies. We have great expectations to grow and improve the business and the overall performance of Magal.”

Mr. Beck added: “I would like to thank Eitan for his contribution to Magal during his strong tenure, leading the company through rough challenges. Eitan’s success and leadership will remain ingrained within Magal, long into the future. I wish Eitan well and success in his future endeavors.”

Eitan Livneh commented: “I am proud to have led the company during the last almost six years, managing to grow the business through organic improvements and successful acquisitions. I am sure that the company is now ready for the next step and I am looking forward to start the process of transferring the responsibility for this excellent company to the new nominated CEO. I wish Saar much success in his new role, and I stand ready to assist and support him as necessary.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management).. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com